FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing the renounce as representative of the bondholders of Compañía Sud Americana de Vapores S.A. and the quote to a bondholders meeting to propose the appointment of a new representative.

Santiago, February 16, 2012

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Article 116 of Law No.18,045, Bank of Chile in his capacity as representative of the bondholders Series A, issued by Compañía Sud Americana de Vapores S.A., inform you as an essential information, that because this has occurred the configuration of the disability cause contemplated in the first paragraph of Article 116 of Law No.18.045, that is, being the representative of the bondholders related to the issuer, Bank of Chile will refrain from further actions as such and will renounce as representative of the bondholders of such issue, for which purpose will proceed to quote in the shortest possible time to a bondholders meeting, to announce the renounce of Bank of Chile as representative and to propose to the assembly the appointment of a new representative.

The said bond issue is in the public deed dated August 29, 2001, executed in Santiago on behalf of the Public Notary Mr. René Benavente Cash, together with all the amendments and entered in the Registry of Securities of the Chilean Superintendency of Securities and Insurance under No.274.

Sincerely,

Eduardo Ebensperger Orrego

Surrogate Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2012.

Banco de Chile

/s/ Eduardo Ebensperger Orrego

By: Eduardo Ebensperger Orrego

       Surrogate CEO